Filed Pursuant to Rule 433

Registration No. 333-143180

FINAL TERM SHEET

November 12, 2008

$1,500,000,000

AT&T INC.

6.70% GLOBAL NOTES DUE 2013

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	6.70% Global Notes due 2013 (the “Notes”)

TRADE DATE:	November 12, 2008

SETTLEMENT DATE (T+3):	November 17, 2008

MATURITY DATE:	November 15, 2013, at par

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$1,500,000,000

PRICE TO PUBLIC (ISSUE PRICE):	99.829%

GROSS SPREAD:	0.350%

PRICE TO AT&T INC.:	99.479%

NET PROCEEDS:	$1,492,185,000

UNDERWRITERS’ REIMBURSEMENT OF AT&T INC.’S EXPENSES:	Underwriters to reimburse $250,000 of AT&T Inc.’s expenses

USE OF PROCEEDS:	General corporate purposes, including repayment of commercial paper

INTEREST RATE:	6.70% per annum

INTEREST PAYMENT DATES:	Semi-annually on each May 15 and November 15, commencing on May 15, 2009

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	At any time in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 50 basis points.

INDENTURE AND RANKING:	The Notes will be issued under an indenture dated as of November 1, 1994 between AT&T Inc. and The Bank of New York Mellon, as trustee. The Notes will be AT&T Inc.’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: A2 (Stable), S&P: A (Stable), Fitch: A (Stable)

JOINT BOOKRUNNERS:	Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Greenwich Capital Markets, Inc. and Wachovia Capital Markets, LLC

CUSIP NUMBER:	00206R AP7

ISIN NUMBER:	US00206RAP73

ALLOCATION:

Underwriters	Principal Amount of Notes
Credit Suisse Securities (USA) LLC		U.S. $300,000,000
J.P. Morgan Securities Inc.		300,000,000
Greenwich Capital Markets, Inc.		300,000,000
Wachovia Capital Markets, LLC		300,000,000
CastleOak Securities, L.P.		75,000,000
Loop Capital Markets, LLC		75,000,000
Mitsubishi UFJ Securities International plc		75,000,000
Samuel A. Ramirez & Co., Inc.		75,000,000

Total	U.S.$	1,500,000,000

REFERENCE DOCUMENT:	Prospectus Supplement, dated November 12, 2008; Prospectus, dated May 23, 2007.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL FREE AT 1-800-221-1037, J.P. MORGAN SECURITIES INC. COLLECT AT 1-212-834-4533, GREENWICH CAPITAL MARKETS, INC. TOLL FREE AT 1-866-884-2071 OR WACHOVIA CAPITAL MARKETS, LLC TOLL FREE AT 1-800-326-5897

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.